FOR IMMEDIATE RELEASE:	February 6, 2014	PR 14-3

Atna Resources Reports 2013 Production Results

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCQB:ATNAF) is pleased to provide its operating results for 2013. Atna’s gold sales totaled 37,080 ounces for the year, which includes 31,700 ounces sold from the Briggs Mine and approximately 5,380 payable ounces from the sale of ores mined during development at the Pinson underground mine.

The Briggs Mine successfully reduced cash and all-in sustaining costs in response to declining gold price. Production was lower than projected due to high waste stripping during the first half of the year and intermittent mechanical and productivity issues in the second half of the year. At the Pinson Mine, declining gold price and a shortfall in working capital caused mine development to be halted prior to achieving sustainable commercial production. Mine dewatering and maintenance operations are ongoing at Pinson.

“2013 was a challenging year for Atna. Our Company has redoubled its efforts to improve all facets of operations at the Briggs Mine and throughout the company. Atna’s primary goal in 2014 is to improve productivity at the Briggs Mine and to continue reducing production costs. Our 2014 gold production estimate at Briggs is 40,000 to 45,000 ounces based on the expectation of higher ore grades in the 2014 mine plan. Key development activities for 2014 include completing a pre-feasibility study for the Mag open pit adjacent to the Pinson underground and modifying the underground mine plan at Pinson based on experience gained in 2013,” states James Hesketh, President & CEO.

Full year production statistics for the Briggs Mine are shown below:

Briggs Mine	First	Second	Third	Fourth	Total
Production Statistics for 2013	Quarter	Quarter	Quarter	Quarter	2013
Waste tons	2,635,600	2,505,800	1,975,100	2,369,300	9,485,800
Ore tons	371,800	562,200	624,100	581,500	2,139,600
Total tons	3,007,400	3,068,000	2,599,200	2,950,800	11,625,400
Strip ratio (waste / ore)	7.1	4.5	3.2	4.1	4.4
Ore grade (oz/ton)	0.022	0.019	0.019	0.018	0.019
Contained gold ounces mined	8,000	10,800	11,600	10,600	41,000
Gold ounces sold	7,700	6,800	9,100	8,100	31,700
Recoverable gold ounces in inventory	15,100	17,300	17,300	18,100	18,100
Cash cost of gold sales ($/oz) including net changes in production stripping and inventory	$1,098	$1,131	$986	$977	$1,042
All-in sustaining cost ($/oz)	$1,452	$1,409	$1,084	$1,109	$1,249

For additional information on Atna, its mining, development and exploration projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to Briggs Mine operations and Pinson Mine development plans and also, operating risks, cash flow, gold production, operating costs, permits and other factors related to achieving forward looking gold production, operating cost and debt service forecasts. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2012 Form 20-F dated March 21, 2013.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com